KRYS BOYLE, P.C.
                                Attorneys at Law
                            Suite 2700 South Tower
Telephone                   600 Seventeenth Street                 Facsimile
(303) 893-2300              Denver, Colorado  80202           (303) 893-2882



                              September 13, 2005




United States Securities and
  Exchange Commission
Division of Corporation Finance
Attn:  Sara W. Dunton, Attorney-Advisor
100 F Street, N.E., Mail Stop 3561
Washington, D.C.  20549

    Re:  Odyssey Marine Exploration, Inc.
         Amendment No. 2 to the Registration Statement on Form S-3 Filed August 5, 2005
         SEC File No. 333-123650


Dear Ms. Dunton:

     This letter will serve as a response and/or explanation with respect to the comments in your letter dated August 30, 2005 (the "Comment Letter") regarding Odyssey Marine Exploration, Inc. ("Odyssey," the "Company" or the "Registrant"). The entire text of the comments contained in your comment letter has been reproduced in this letter for ease of reference. A response to each comment is set forth immediately below the text of the comment.

Form S-3
--------

General
-------

     1. The financial statements should be updated, as necessary, to comply with Rule 3-12 of Regulation S-X at the effective date of the registration statement.

     The Form 10-Q for the quarter ended June 30, 2005 is now incorporated by reference in the amendment to the registration statement that has now been filed.

     2. Provide a currently dated consent from the independent public accountant in may future amendments.

      An updated consent of the independent public accountant has been filed as Exhibit 23.1 to the amendment to the registration statement.



Securities and Exchange Commission
September 13, 2005
Page 2

     3. Please update your incorporation by reference section to include any recently filed Exchange Act reports prior to requesting effectiveness.

     The prospectus has been revised to include recently filed
     Exchange Act reports.

Available Information, page 3
-----------------------------

     4. Please update to reflect the SEC's new address: 100 F Street NE, Washington, DC 20549.

     The prospectus has been revised to reflect the SEC's new address.

Recent Material Changes in Our Business, page 7
-----------------------------------------------

     5. Please confirm that the shipwreck attraction opened August 27, 2005. If not, please revise.

     Additional information concerning the opening of the shipwreck attraction and its current status has been added in the Recent Material Changes section.

Other
-----

     As noted in our prior letter, we urge all persons who are responsible for the accuracy and adequacy of the disclosures in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

     In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

     * the company is responsible for the adequacy and accuracy of the disclosures in the filing;

     * staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

     * the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     Attached hereto is the requested written statement from the Company.




Securities and Exchange Commission
September 13, 2005
Page 3


     In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

                               * * * * * * * * * *

     If you have any additional questions or comments, or if you would like us to provide any additional information, please contact me immediately.




                                 Sincerely,

                                 KRYS BOYLE, P.C.



                                 By: /s/ Jon D. Sawyer
                                     Jon D. Sawyer


cc: Odyssey Marine Exploration, Inc.


Attachment

























                      ODYSSEY MARINE EXPLORATION, INC.
                           5215 W. Laurel Street
                            Tampa, Florida 33607

                             September 13, 2005



United States Securities and
  Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 3561
Washington, D.C.  20549


Ladies and Gentlemen:

     On behalf of Odyssey Marine Exploration, Inc. (the "Company"), please be advised that in connection with the Company's responses to the staff's comments the Company acknowledges that:

     * the Company is responsible for the adequacy and accuracy of the disclosures in the filing;

     * staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

     * the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


                                   ODYSSEY MARINE EXPLORATION, INC.


                                   By: /s/ David A. Morris
                                       David A. Morris,
                                       Treasurer